AB 3/15

10029696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayview Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Lake Street East, Suite 200
(No. and Street)

Wayzata (City) MN (State) 55391 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Slocum 952-345-2029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bouley, Heutmaker, Zibell and Co. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive #800 (Address) (City) Minneapolis, MN (State) 55344 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail
Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Peter Slocum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayview Capital Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director
Title

[signature] 2.25.10
Notary Public

LYNN S. WESSEL
NOTARY PUBLIC – MINNESOTA
My Comm. Exp. Jan. 31, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

February 26, 2010

Board of Governors
Bayview Capital Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Bayview Capital Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Bayview Capital Securities, LLC as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 26, 2010. It has come to the auditor's attention that the Company does not have a system of internal controls that fully separates duties. An effective system of internal accounting control contemplates an adequate separation of duties so that no one individual handles a transaction from its inception to completion. We realize that management may already know about these limitations and may have made a conscious decision to accept the associate degree of risk because of cost or other considerations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 26, 2010

BAYVIEW CAPITAL SECURITIES, LLC

Financial Statements

Years Ended December 31, 2009 and 2008

BAYVIEW CAPITAL SECURITIES, LLC

Wayzata, Minnesota

Financial Statements

Years Ended December 31, 2009 and 2008

BAYVIEW CAPITAL SECURITIES, LLC

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Bayview Capital Securities, LLC
Wayzata, Minnesota

We have audited the accompanying statement of financial condition of Bayview Capital Securities, LLC (the Company), as of December 31, 2009 and 2008, and the related statements of operations and changes in member's capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayview Capital Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 26, 2010

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

BAYVIEW CAPITAL SECURITIES, LLC

Statement of Financial Condition
December 31,

	2009	2008
Assets		
Cash	$ 10,451	$ 7,212
Prepaid expenses	75	626
Total Assets	$ 10,526	$ 7,838
Liabilities and Member's Capital		
Liabilities		
Accounts payable	$ 4,217	$ 600
Total Liabilities	4,217	600
Member's Capital	6,309	7,238
Total Liabilities and Member's Capital	$ 10,526	$ 7,838

Notes to Financial Statements are an integral part of this Statement.

BAYVIEW CAPITAL SECURITIES, LLC

Statement of Operations and Changes in Member's Capital
For the Year Ended December 31

	2009	2008
Revenues		
Commissions	$ -	$ -
Total Revenues	-	-
Expenses		
Professional fees	14,913	14,619
General and administrative	47,516	28,143
Total Expenses	62,429	42,762
Net Loss	$ (62,429)	$ (42,762)

MEMBER'S CAPITAL

	2009	2008
Balance, beginning of year	$ 7,238	$ -
Net loss	(62,429)	(42,762)
Capital contributions	61,500	50,000
Balance, end of year	$ 6,309	$ 7,238

Notes to Financial Statements are an integral part of this Statement.

BAYVIEW CAPITAL SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31

	2009	2008
Cash Flows from Operating Activities		
Net loss	$ (62,429)	$ (42,762)
Adjustments to reconcile net loss to net cash from operating activities		
Changes in assets and liabilities		
Prepaid expenses	551	(626)
Accounts payable	3,617	600
Net cash used for operating activities	(58,261)	(42,788)
Cash Flows from Financing Activities		
Capital contributions	61,500	50,000
Net cash from financing activities	61,500	50,000
Net Increase in Cash	3,239	7,212
Cash at Beginning of Year	7,212	-
Cash at End of Year	$ 10,451	$ 7,212

Notes to Financial Statements are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bayview Capital Securities, LLC (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company became licensed with FINRA on July 23, 2008. Lines of business are limited to capital raises and private placements that may originate from the activities of Bayview Capital Group LLC, a separate merger/acquisition advisory firm. the Company acts as an intermediary and does not carry or service either customer or proprietary trading accounts.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for financial reporting purposes.

Revenue Recognition

During the years ended December 31, 2009 and 2008, the Company did not generate any revenues. Bayview Capital Securities will collect revenues in the following three primary forms: retainer fee, expense reimbursement, and success fee. A retainer fee will be collected at the initiation of an assignment and will usually be considered earned when paid. Expense reimbursements will be earned for ordinary out-of-pocket expenses incurred during the course of an assignment. Success fees will be contingent upon the successful closing of a transaction and payable at close; the fee is normally based on a percentage formula applied to the purchase consideration under transaction.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Financial Instruments

The fair value of financial instruments classifies as assets or liabilities, including cash and accounts payable approximate carrying value, principally because of the short maturities on these.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, the date which the financial statements were issued.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed eight to one in the first year of operations and fifteen to one thereafter. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2009, the net capital ratio was 68%, net capital was $6,234 and excess net capital was $1,234. At December 31, 2008, the net capital ratio was 9%, net capital was $6,612 and excess net capital was $1,612.

3. INCOME TAXES

The Company is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

4. RELATED PARTY TRANSACTIONS

The Company has a cost sharing agreement with a related party, which provides for ongoing office and administrative services. The total amount paid in 2009 and 2008 under this agreement was approximately $46,100 and $19,200 and is included in general and administrative expenses in the statement of operations for the years ended 2009 and 2008, respectively.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities
IGAF WORLDWIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Managing Member
Bayview Capital Securities, LLC
Wayzata, Minnesota

We have audited the accompanying financial statements of Bayview Capital Securities, LLC as of December 31, 2009 and 2008 and have issued our report thereon dated February 26, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 26, 2010

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

BAYVIEW CAPITAL SECURITES, LLC

Statement Regarding Rule 15c3-1

December 31, 2009

		2009
Net Capital:		
Total member's capital	$	6,309
Deductions:		
Prepaid expenses		(75)
Net Capital	$	6,234
Aggregate Indebtedness:		
Total liabilities from balance sheet	$	4,217
Computation of Basic Net Capital Requirement:		
Minimum net capital required		5,000
Excess Net Capital		1,234
Ratio of Aggregate Indebtedness to Net Capital		68%

No reconciliations deemed necessary since no material differences were noted in the computation of net capital. There was no material inadequacies found to exist.

See Report of Independent Registered Public Accounting Firm on Supplementary Information.

BAYVIEW CAPITAL SECURITES, LLC

Statement Regarding Rule 15c3-3

December 31, 2009

Bayview Capital Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Registered Public Accounting Firm on Supplementary Information.